Exhibit 12

Statement re: Calculation of Ratios of Earnings to

Combined Fixed Charges and Preferred Unit Distributions

(Dollars in thousands)

	Six Months Ended June 30, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Net income from continuing operations less preferred distributions	$62,420	$144,893	$158,300	$169,004	$243,107	$232,810
Preferred distributions	23,240	33,777	39,225	52,613	60,850	57,389
Interest expense	70,835	132,936	123,423	109,269	104,271	121,961
Earnings before fixed charges	$156,495	$311,606	$320,948	$330,886	$408,228	$412,160
Interest expense	$70,835	$132,936	$123,423	$109,269	$104,271	$121,961
Interest costs capitalized	3,554	5,961	6,734	13,529	25,859	32,980
Total fixed charges	$74,389	$138,897	$130,157	$122,798	$130,130	$154,941

Preferred distributions	$23,240	$33,777	$39,225	$52,613	$60,850	$57,389
Total fixed charges and preferred distributions	$97,629	$172,674	$169,382	$175,411	$190,980	$212,330

Ratio of Earnings to Fixed Charges	2.10	2.24	2.47	2.69	3.14	2.66
Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.60	1.80	1.89	1.89	2.14	1.94